 **EPIC CORP**

1623 Tradewinds Lane
Newport Beach, CA, 92660
(866) 737-1413
FAX: (949) 548-7005
rtucker@epiccor.com

December 19, 2014

Mr. John Reynolds
Mr. Erin Wilson
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

      Re: RX Healthcare Systems, Ltd.
      Offering Statement on Form 1-A
      Filed December 5, 2014
      Amendment No. 4 to Offering Statement on Form 1-A
      File No. 024-10416

Dear Mr. Reynolds:

Enclosed please find the following:

1.   Seven Copies of Third Amendment to Form 1-A, one manually signed.
2.   Three bluelined copies reflecting the changes made from the earlier filing.

Part II

General

1. We note your responses to comments 5 and 8. Please explain how warrants may be exercised with Company securities rather than cash and clarify whether warrants may be exercised with non-cash consideration, other than Company securities. Please explain how the exercise of warrants for non-cash consideration could result in a reduction of the number of the company's securities issued and outstanding. Please also explain how the dilution of existing shareholders may occur and how such dilution may have an impact on the company. Please consider providing examples to illustrate your disclosures.

      Revised paragraph in Summary - Warrants on page 8.
      Revised 3rd paragraph on page 9 in Company can Sell Units For Non-Cash Consideration.
      Revised "Warrants" first paragraph on page 22.

Summary, page 7

2. We note you disclose 35,500,000 shares before offering on page 8. We also note from balance sheets on page 28 that you had 20,000,000 shares issued and outstanding as of September 30, 2014. Please revise accordingly.

     Changed shares to 20,000,000 on Page 7.

Risk Factors, page 8

The Company Requires Capital for Marketing and Advertising, page 8

3. We note you disclose that you had working capital and current assets of $14,202 as of September 30, 2014. We also note from balance sheets on page 28 that you had current assets of $14,202 and a negative working capital of $132,155 as of September 30, 2014. Please revise accordingly.

     Added "of $1322,185" in first line page 8.

The Company is Subject to Conflicts of Interest, page 9

4. Please expand this risk factor to describe the relationship between the control persons of the issuer and each of the listed entities: EPIC Corporation, Tensleep Trust, R Tucker & Associates and American H & W Corp.

     Added first paragraph on page 10.

Market, page 16

5. We note your response to comment 18; however, the disclosure regarding medical, home healthcare and consumer healthcare markets remains. Please revise or advise.

     Revised and added "consumer market segments" on page 16.

Beneficial Ownership, page 20

6. Footnote 3 of the table indicates that the Tensleep Trust after the offering will be the beneficial owner of 5,114,000 shares. Please reconcile that amount with the amount of shares shown in the body of the table or advise.

     Corrected amount of shares and revised footnote 3 on page 20.

7. In the "Ownership" table, please identify the natural persons who are the beneficial owners of the shares held of record by Tensleep Trust, Tucker Community Trust and Land & Realty LLC.

     Added footnote 7 on page 21.

8. In the "Directors & Officers" table, please revise to indicate the beneficial ownership of Mr. and/or Mrs. Tucker following the offering, including their beneficial ownership of the shares held of record by American H & W Corp. as well as other entities listed in the preceding "Ownership" table.

     Revised footnote 1 on page 21.

9. Please add disclosure quantifying the warrants to be held by the entities named in the "Ownership" table and by Mr. and/or Mrs. Tucker as beneficial owners following the offering.

Added footnote 6 on page 21

Statement of Stockholders' Equity, page 30

10. We note you disclose the activities of stockholders' equity from balance at October 1, 2006 to balance at September 30, 2013. Please revise to disclose the activities for the period from March 29, 2006 to September 30, 2014. In addition, revise the heading to reflect the correct period.

    Corrected Dates on page 31.

Statements of Cash Flows, page 31

11. Please revise the heading for the correct period of your statements of cash flows.

    Corrected heading on page 32.

12. We note you present $21,000 for accrued interest (and $23,107 for 2013) as cash inflow from operating activities, $621,328 for investment as cash inflow from investing activities and $155,000 for common stock as cash outflow from financing activities. We also note you present these amounts in your disclosure of non-cash transactions. Please revise to clarify whether these amounts were cash transactions or non-cash transactions.

    Revised items as indicated on page 32.

13. We note from statements of operations on page 29 you present $466,328 for gain (loss) on asset write off. Please revise to present this amount in the reconciliation of net loss and net cash flow from operating activities of your statements of cash flows.

    Revised items as indicated on page 32.

Note 6: Loans and Interest payable, page 35

14. The sum of face amounts you disclose for convertible notes and promissory note is $1,211,500. However the sum of the loans payable and loans payable – convertible notes presented at balance sheets as of September 30, 2014 is $1,221,500. Please revise the footnote to include the difference.

    Revised by adding Land & Realty on page 36.

15. We note the convertible note for $200,000 is due within a year from September 30, 2014 on December 31, 2014. Please clarify why this amount is not classified as current liabilities at balance sheets on page 28.

    Corrected as indicated on page 29.

Respectfully submitted,

Ronald S. Tucker

Ronald S. Tucker